March 10, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
       Document Control - EDGAR

RE: Seligman Global Fund Series, Inc.
          Seligman Global Smaller Companies Fund
    Seligman Portfolios, Inc.
          Seligman International Growth Portfolio
    Preliminary Proxy Statement

Dear Ms. Mengiste:

Registrants are filing a preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 to address the following issue at a joint special meeting of shareholders to be held June 2, 2009:

Proposal 1 (Seligman Global Smaller Companies Fund): To approve a policy authorizing RiverSource Investments, LLC, with the approval of the Board of Directors, to retain and to replace subadvisers, or to modify subadvisory agreements, without obtaining shareholder approval.

Proposal 2 (Seligman International Growth Portfolio): To approve a policy authorizing RiverSource Investments, LLC, with the approval of the Board of Directors, to retain and to replace subadvisers, or to modify subadvisory agreements, without obtaining shareholder approval.

If you have any questions regarding this filing, please contact Christopher O. Petersen at 612-671-4321 or Katina A. Walker at 612-671-6990.

Sincerely,


/s/ Scott R. Plummer
-----------------------------------
Scott R. Plummer
Vice President, General
Counsel and Secretary
Seligman Global Fund Series, Inc.
Seligman Portfolios, Inc.